

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2021

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165

     Re: PAVmed Inc.
         Registration Statement on Form S-3
         Filed December 21, 2021
         File No. 333-261814

Dear Dr. Aklog:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Alan Campbell at 202-551-4224 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Eric T. Schwartz, Esq.